Amendment to
Investment Advisory and Management Agreement between
Curian Variable Series Trust and Curian Capital, LLC

This Amendment is made by and between Curian Variable Series Trust, a Massachusetts business trust (“Trust”), and Curian Capital, LLC, a Michigan limited liability company (“Adviser”).

Whereas, the Trust and the Adviser are parties to an Investment Advisory and Management Agreement dated December 19, 2011, as amended (“Agreement”), whereby the Adviser agreed to serve as the investment adviser and business manager for the Funds of the Trust.

Whereas, the parties have agreed to amend the Section 2 of the Agreement (the “Changes”), as follows:

Delete the first paragraph of Section 2, “Duties,” in its entirety and replace it with the following paragraph:

2.  Duties

The Adviser shall manage the affairs and oversee the investments of the Trust, including but not limited to, continuously providing the Trust with investment advice and business management, including investment research, advice and supervision, determining which securities, commodities, and derivatives thereon (hereinafter collectively, “securities”) shall be purchased or sold by each Fund, effecting purchases and sales of securities on behalf of each Fund (and determining how voting and other rights with respect to securities owned by each Fund shall be exercised).  The management of the Funds by the Adviser shall be subject to the control of the Board of Trustees of the Trust (the “Trustees”) and in accordance with the objectives, policies and principles for each Fund set forth in the Trust’s Registration Statement and its current Prospectus and Statement of Additional Information, as amended from time to time, the requirements of the Investment Company Act of 1940, as amended (the “Act”), and other applicable law, as well as to the factors affecting the each Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended, (the “Code”), and the regulations thereunder and the status of separate accounts supporting variable contracts under the diversification requirements set forth in Section 817(h) of the Code and the regulations thereunder. In performing such duties, the Adviser shall (i) provide such office space, bookkeeping, accounting, clerical, secretarial, and administrative services (exclusive of, and in addition to, any such service provided by any others retained by the Trust or any of its Funds) and such executive and other personnel as shall be necessary for the operations of each Fund, (ii) be responsible for the financial and accounting records required to be maintained by each Fund (including those maintained by the Trust’s custodian), and (iii) oversee the performance of services provided to each Fund by others, including the custodian, transfer agent, shareholder servicing agent and sub-adviser, if any.  The Trust acknowledges that the Adviser may also act as the investment adviser of other investment companies.

Whereas, the parties have agreed to amend the Section 4 of the Agreement (the “Changes”), as follows:

Delete the first paragraph of Section 4, “Compensation,” in its entirety and replace it with the following paragraph:

4.  Compensation

As compensation for services performed and the facilities and personnel provided by the Adviser under this Agreement, the Trust will pay to the Adviser a fee, accrued daily and payable monthly on the average daily net assets in each Fund, in accordance with Schedule B hereto; provided that, in the case of each Fund identified in Schedule C hereto that has a wholly owned subsidiary (which subsidiary is obligated to pay an investment advisory fee to the Adviser based on the same formula as set forth in Schedule B for its parent Fund), 1) the Fund’s average daily net assets for purposes of the foregoing shall include the average daily net assets of its subsidiary and 2) the fee payable hereunder with respect to that Fund, as calculated pursuant to the foregoing, shall be reduced by the amount of the investment advisory fee paid to the Adviser by its subsidiary under the applicable Investment Advisory Agreement.

Accordingly, with respect to each such Fund and its subsidiary, the Adviser shall receive the same aggregate fee under this Agreement and the Investment Advisory Agreement with that subsidiary as if the subsidiary’s assets were directly held by the Fund.

Now, Therefore, the parties hereto agree to amend the Agreement as follows:

1.	Section 2 of the Agreement is herby amended for the Changes outlined above.

2.	Section 4 of the Agreement is herby amended for the Changes outlined above.

3.	Add Schedule C thereto, in the form attached hereto.

4.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

In Witness Whereof, the Adviser and the Trust have caused this Amendment to be executed as of June 24, 2013, effective as of July 1, 2013.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Curian Variable Series Trust		Curian Capital, LLC

By:	/s/ Kelly L. Crosser	By:	/s/ Michael A. Bell
Name:	Kelly L. Crosser	Name:	Michael A. Bell
Title:	Assistant Secretary	Title:	President and Chief Executive Officer

Schedule C
Dated July 1, 2013
(List of Adviser’s Investment Advisory Agreements with Funds’ Subsidiaries)

Funds	Subsidiaries*
Curian/AQR Risk Parity Fund	Curian/AQR Risk Parity Fund Ltd.
Curian/Van Eck International Gold Fund	Curian/Van Eck International Gold Fund Ltd.
* The Adviser has entered into an Investment Advisory Agreement with each subsidiary – which is wholly owned by the Fund listed opposite its name – pursuant to which the subsidiary is obligated to pay an investment advisory fee to the Adviser based on the same formula as set forth in Schedule B for its parent Fund.